UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 8)*

                   Under the Securities Exchange Act of 1934

                              LITTLE SWITZERLAND, INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  537528-10-1
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




                                 January 15, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of    pages
Index to Exhibits on Page

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 2 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                           11,334
NUMBER OF      8     SHARED VOTING POWER
SHARES                     48,000
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       11,334
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           48,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       59,334

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .7%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

CUSIP No. 537528-10-1                                      Page 3 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                    Page 4 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Steven Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 5

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER

NUMBER OF      8     SHARED VOTING POWER
SHARES                   48,000
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         48,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        48,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%

14      TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                               Page 5 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trust f/b/o Allison Holtzman Garcia

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                  (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                           10,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       10,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                     Page 6 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Custodial Account f/b/o Chelsea Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                               (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          3,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      3,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .03%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 7 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Management, Inc.
        Federal Identification No.  23-2331228

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 5

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Nevada

               7     SOLE VOTING POWER
                           1,748,692
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       1,748,692
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,748,692

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%

14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 8 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.H. Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*



5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 9 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*



5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

     This Amendment to the previously filed Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Little Switzerland, Inc. ("the Company"). The Company's principal executive offices are located at 161-B Crown Bay Cruise Ship Port, P.O. Box 930, St. Thomas, Virgin Islands.

Item 2. Identity and Background.

        NO AMENDMENT

Item 3. Source and Amount of Funds or Other Consideration.

        NO AMENDMENT

Item 4. Purpose of Transaction.

        NO AMENDMENT

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby supplementally amended as follows:

     As of February 2, 2001, the Reporting Persons, collectively, are the beneficial owners of 1,821,026 shares of Common Stock. Based upon there being 8,748,576 shares of Common Stock outstanding, the Reporting Persons own approximately 20.8% of said outstanding shares.

     As of February 2, 2001, JMI beneficially owns an aggregate of 1,748,692 shares of Common Stock which amount represents approximately 19.99% of the Company's outstanding shares.

     On January 15, 2001, the Company and Jewelcor Management, Inc. ("JMI") entered into a consulting arrangement pursuant to which the Company retained the consulting services of JMI to assist the Company in the development and implementation of a strategic plan for the Company, as well as other related consulting services to which the parties may agree. As consideration for the consulting services previously rendered by JMI to the Company, the Company will issue to JMI 307,692 shares of Common Stock in lieu of a cash payment of $240,000. The amount of shares issued to JMI was determined by dividing $240,000 by the Company's closing stock price on January 15, 2001. In addition, in the event of the acquisition or merger of the Company, among other things, during the term of JMI's consulting agreement with the Company or within six months thereafter (a "Transaction"), the Company has agreed to pay JMI a "Transaction Fee" equal to one percent (1%) of the fair market value of the consideration paid or payable by or to the Company in respect of such Transaction.

     The foregoing is qualified by reference to the entirety of the consulting agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

     As a member of the Company's Board of Directors, Mr. Holtzman received an automatic grant of stock options, effective May 27, 2000, to purchase up to 3,000 shares of Common Stock at a price of $.53 per share, pursuant to the Company's 1992 Non-Employee Directors' Nonqualified Stock Option Plan. These options vested and became exercisable upon the grant date, May 27, 2000.
Mr. Holtzman further received a grant of stock options, effective July 17, 2000,to purchase up to 25,000 shares of Common Stock at a price of $.59 per share, pursuant to the Company's 2000 Stock Option and Incentive Plan. These options vest and become exercisable in equal installments over three years, beginning on the grant date, July 17, 2000. On July 17, 2000, the Company issued 100,000 fully-vested stock options to JMI at an exercise price of $.59 per share in consideration of the rendering of certain agreed upon services.

     The responses of the Reporting Person to Items (7) through (11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Mr. Holtzman acknowledges beneficial ownership of Common Stock owned by JMI.



Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        Item 6 is hereby supplementally amended as follows:

        The Company and JMI have entered into a consulting agreement. See Item 5 above. The foregoing is qualified by reference to the entirety of the consulting agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.


Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby supplementally amended as follows:

        Consulting Agreement between the Company and JMI, a copy of which is attached hereto as Exhibit A.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   February 2, 2001

                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           /s/ Steven Holtzman
                               Steven Holtzman

                           Trust Account F/B/O Allison Holtzman Garcia
                           /s/ Theodore L. Krohn
                           Theodore L. Krohn, Trustee

                           Custodial Account F/B/O Chelsea Holtzman
                           /s/ Evelyn Holtzman
                           Evelyn Holtzman, Custodian


                           JEWELCOR MANAGEMENT, INC.
                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.
                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.
                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President